VF 5/11/05



05041773

SEC[illegible]MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **i Daytrade, Inc. d/b/a Brokerage Select**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 St. Nicholas Avenue, Suite B4
(No. and Street)

New York	**NY**	**10026**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ian J. Green **(917) 837-2287**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal & Co., LLP FEB 28 2005
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor	**New York**	**NY**	**10018-7010**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

iDAYTRADE, INC.
d/b/a BrokerageSelect

DECEMBER 31, 2004

INDEX


WEINICK
SANDERS
LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
iDaytrade, Inc.
d/b/a BrokerageSelect

We have audited the accompanying statement of financial condition of iDaytrade, Inc., d/b/a BrokerageSelect as at December 31, 2004, and related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iDaytrade, Inc., d/b/a BrokerageSelect as at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co., LLP

New York, New York
February 10, 2005

iDAYTRADE, INC.
d/b/a BrokerageSelect

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 2,290
Deposit with clearing broker	25,000
Receivable from clearing broker and fund companies	6,797
Due from affiliate	2,022
Due from stockholder (on demand, non-interest bearing)	5,989
Total assets	$42,098

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses and other liabilities	$17,530
Stockholder's equity	24,568
Total liabilities and stockholder's equity	$42,098

The accompanying notes are an integral part of these financial statements.

iDAYTRADE, INC.
d/b/a BrokerageSelect

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commission income	$93,242	
Interest income	341	
Total revenues		$93,583
Expenses:		
Commissions	42,991	
Clearing fees	19,895	
Professional fees	6,996	
License and permits	5,615	
Office expense	4,809	
Rent	3,000	
Travel and entertainment	2,338	
Other operating expense	1,700	
Interest	1,009	
Telephone	944	
Taxes	519	
Marketing and advertising	270	
Total expenses		90,086
Net income		$ 3,497

The accompanying notes are an integral part of these financial statements.

iDAYTRADE, INC.
d/b/a BrokerageSelect

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock 200 Shares Authorized				
	Shares Issued and Outstanding	Amount	Additional Capital Contributed	Retained Earnings (Deficit)	Total
Balance, January 1, 2004	101	$101	$69,909	($48,939)	$21,071
Net income	-	-	-	3,497	3,497
Balance, December 31, 2004	101	$101	$69,909	($45,442)	$24,568

The accompanying notes are an integral part of these financial statements.

iDAYTRADE, INC.
d/b/a BrokerageSelect

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net income		$3,497
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Receivable from clearing dealer and fund companies	($3813)	
Accrued expenses and other liabilities	6454	
Total adjustments		2,641
Net cash provided by operating activities		6,138
Cash flows used in investing activities:		
Advance to affiliate		(2,022)
Advance to stockholder		(3,104)
Net cash used in investing activities		(5,126)
Net increase in cash		1,012
Cash - beginning of year		1,278
Cash - end of year		$2,290
Supplemental Schedule of Cash Flow Information:		
Cash paid during the year for:		
Interest		$1,009

The accompanying notes are an integral part of these financial statements.

iDAYTRADE, INC.
d/b/a BrokerageSelect

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - ORGANIZATION.

iDaytrade, Inc., d/b/a BrokerageSelect, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company engages in a customer commission business and introduces all of its customers to a clearing broker pursuant to a fully disclosed clearing agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(c) Commission Income:

Commission income and related expenses are recorded on a trade date basis.

(d) Income Taxes:

The Company is recognized as an S-corporation for Federal and State corporate tax purposes, and as such, the stockholder is individually liable for Federal and State income tax payments. The Company is subject to a New York City corporate tax.

NOTE 3 - DEPOSIT AND RECEIVABLE FROM CLEARING BROKER.

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2004, customer obligations to the clearing broker were collateralized by securities with a market value in excess of the obligations. The Company is also required to maintain $25,000 on deposit with its clearing broker.

In the normal course of business, the Company's customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate.

NOTE 4 - NET CAPITAL REQUIREMENT.

As a registered broker-dealer and member of the National Association of Security Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 12-1/2% of its aggregate indebtedness, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2004, the Company had net capital, as defined, of $11,932, which exceeded its minimum requirement by $6,932.

NOTE 5 - DUE FROM AFFILIATE.

The Company advanced money to an entity owned by the stockholder for working capital purposes.

NOTE 6 - DUE FROM STOCKHOLDER.

The Company has loaned the stockholder $5,989 payable on demand. The amount outstanding is non-interest bearing.

SUPPLEMENTAL INFORMATION

iDAYTRADE, INC.
d/b/a BrokerageSelect

COMPUTATION OF NET CAPITAL PURSUANT TO
SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AND RECONCILIATION TO THE COMPANY'S
CORRESPONDING UNAUDITED FORM X-17-5 PART IIA FILING

DECEMBER 31, 2004

Stockholder's equity	$24,568
Nonallowable assets	12,636
Net capital	11,932
Minimum net capital requirement - the greater of 12-1/2% of aggregate indebtedness of $17,530 or $5,000	5,000
Excess net capital	$ 6,932
Ratio of aggregate indebtedness to net capital	1.47 to 1
Aggregate indebtedness:	
Accrued expenses and other liabilities	$17,530

Statement Pursuant to Rule 17a-5(d)(4):

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIa of Form S-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.